Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash, and (iii) consolidated capitalization as of March 31, 2016 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $38.5 million, (ii) drawdowns of $43.0 million for the financing of the Company’s vessels under construction and the payment of the same amount to the shipbuilding yards, (iii) the drawdown of $77.0 million for the VLCC Ulysses and the payment to the shipbuilding yards of the amount of $58.6 million, (iv) the payment of $4.0 million of preference dividends, (v) the payment of $6.9 million of common dividends, and (vi) our repurchase of 1,334,487 of our common shares for an aggregate of $8.0 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between March 31, 2016 and June 15, 2016.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” above, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2015.

	As of March 31, 2016
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	$267,546	$240,540
Restricted cash	8,051	8,051

Total cash	$275,597	$248,591

Capitalization
Debt:
Long-term secured debt obligations (principal amount including current portion)	$1,424,712	$1,506,196

Stockholders’ equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding at March 31, 2016 on an actual and as adjusted basis	7,400	7,400
Common shares, $1.00 par value; 185,000,000 shares authorized; 87,338,652 shares issued and 87,338,652 shares issued and outstanding on an actual basis and on an as adjusted basis	87,339	87,339
Additional paid-in capital	752,001	752,001
Cost of treasury stock	(6,770)	(14,805)
Accumulated other comprehensive loss	(13,284)	(13,284)
Retained earnings	582,025	578,056
Non-controlling interest	11,485	11,485

Total stockholders’ equity	1,420,196	1,408,192

Total capitalization	$2,844,908	$2,914,388

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